UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___ )



                               Object Design, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    674416102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 1, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                      [ ] Rule 13d-1(b)

                                      [X] Rule 13d-1(c)

                                      [ ] Rule 13d-1(d)

----------------------------------                   ---------------------------
|CUSIP NO. 674416102             |   13G            |   Page  2  of   4  Pages |
|          -----------           |                  |        ---     ---       |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |     Charlesbank Capital Partners, LLC                               |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |     Massachusetts                                                   |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |    2,666,668 shares                               |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |    ----                                           |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |    2,666,668 shares                               |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |    ----                                           |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |     2,666,668 shares                                                |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES*                                                            |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |     9.6%                                                            |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |     OO                                                              |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a)   Name of Issuer:
                 Object Design, Inc.

     1(b)   Address of Issuer's Principal Executive Offices:
                 25 Mall Road
                 Burlington, MA 01803

Item 2(a)   Name of Person Filing:
                 Charlesbank Capital Partners, LLC

     2(b)   Address of Principal Business Office or, if none, Residence:
                 600 Atlantic Avenue, 26th Floor
                 Boston, MA  02210

     2(c)   Citizenship:
                 Massachusetts

     2(d)   Title of Class of Securities:
                 Common Stock

     2(e)   CUSIP Number:
                 674416102

Item 3      This statement is filed pursuant to Rule 13-d-1(c).

Item 4      Ownership:

     4(a)   Amount beneficially owned:
                    2,666,668 shares

     4(b)   Percent of Class:
                    9.6%

     4(c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                             2,666,668 shares

            (ii)  shared power to vote or to direct the vote:
                             ---------

            (iii) sole power to dispose or to direct the disposition of:
                             2,666,668 shares

            (iv)  shared power to dispose or to direct the disposition of:
                             --------

Item 5      Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
                    Beneficial ownership of the securities was acquired by Charlesbank Capital Partners, LLC ("Charlesbank") pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank, President and Fellows of Harvard College ("Harvard") and certain individuals (the "Agreement"). Pursuant to the Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in Object Design, Inc. disclosed herein.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Not Applicable.

Item 8      Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9      Notice of Dissolution of Group:
                    Not Applicable.

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                     CHARLESBANK CAPITAL PARTNERS, LLC


                                     By: /s/ Tami E. Nason
                                         ---------------------------------------
                                         Name:  Tami E. Nason
                                         Title: Vice President, Legal


July 9, 1998

                                   Page 4 of 4